UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2021

Commission File Number: 001-39328

Genetron Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

1-2/F, Building 11, Zone 1

No.8 Life Science Parkway

Changping District, Beijing, 102206

People’s Republic of China

+86 10 5090-7500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Genetron Health Announces Changes to the Board of Directors and Executive Officer

Genetron Holdings Limited (“Genetron Health” or the “Company”, Nasdaq: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced changes to the Company’s Board of Directors (the “Board”) and executive team.

Dr. Chao Tang and Mr. Shan Fu have been appointed as Directors of the Company, effective immediately. Dr. Chao Tang will replace Dr. Weiwu He, who has served as Chairman of the Board since May 2015. Mr. Shan Fu will replace Mr. Weidong Liu, who has served as Director since November 2019. Both Dr. He and Mr. Liu resigned from the Board due to personal reasons. In recognition of Dr. He’s invaluable contributions to the Company during his tenure of services, the Board has appointed him as Chairman Emeritus of the Board. The Board has also appointed Mr. Sizhen Wang as the new Chairman of the Board.

“It is my pleasure to welcome Dr. Tang and Mr. Fu to the Board,” commented Mr. Sizhen Wang, co-founder, Chairman and CEO of Genetron Health. “Dr. Tang’s expertise and academic achievements in interdisciplinary sciences across physics and biology, and Mr. Fu’s corporate board experience and expertise in the global healthcare industry will strengthen Genetron. I look forward to working with them closely in achieving our mission to transform cancer treatment and prevention globally.”

Dr. He commented, “It is my great honor to have founded Genetron Health with two outstanding partners, Mr. Sizhen Wang and Dr. Hai Yan. We have taken the Company from a start-up to one of the leading precision oncology companies in China. As Genetron Health enters its next phase of growth, I believe that adding both Dr. Tang and Mr. Fu to the Board are excellent choices given their outstanding backgrounds and significant achievements. I am very thankful for the opportunity to be a part of this Company’s exciting journey, and I am confident that Genetron Health is poised for significant growth in the future.”

In addition, effective June 30th, 2021, Mr. Kevin Ying Hong will become a Senior Advisor to Genetron Health. Mr. Hong has been a significant contributor to the growth and success of Genetron Health and his expertise can continue to help the company, following his resignation as COO from the company for personal reasons.

Mr. Wang said, “We would like to thank Dr. He, Mr. Liu and Mr. Hong for their contributions to the Company’s success. We are grateful for Dr. He’s visionary leadership since the inception of Genetron Health, and his support for the Company’s strategic goals. We also very much appreciate Mr. Liu for his guidance and service to the Board. Finally, we would like to thank Mr. Hong for his tremendous work in building the foundation for our business operations to support the Company’s rapid growth.”

Dr. Chao Tang is a Chair Professor of Physics and Systems Biology and the Executive Dean of the Academy for Advanced Interdisciplinary Studies at Peking University. In his early career, Dr. Tang worked on pioneering research in the fields of statistical physics, condensed matter physics, dynamical and complex systems while in the United States. His current research interest is at the interface between physics and biology, in particular systems biology and biological physics. Dr. Tang was a tenured full professor at the University of California San Francisco before returning to China full-time in 2011. He is a Fellow of the American Physical Society, an Academician of the Chinese Academy of Sciences, the founding director of the Center for Quantitative Biology at Peking University and the founding Co-Editor-in-Chief of the journal Quantitative Biology. Dr. Tang had his undergraduate training at the University of Science and Technology of China and received a Ph.D. degree in Physics from the University of Chicago. He has also conducted extensive postdoctoral training at the Brookhaven National Laboratory and the Kavli Institute for Theoretical Physics of the University of California, Santa Barbara.

Mr. Shan Fu has served as joint Chief Executive Officer and the Greater China Chief Executive Officer of Vivo Capital LLC since October 2013. Prior to Vivo, Mr. Fu served as the Chief Representative of China at Blackstone Group. Mr. Fu has also served as a Non-Executive Director in TOT BIOPHARM International Company Limited (HKSE: 01875), InnoCare Pharma Limited (HKSE: 9969) and Sinovac Biotech Co., Ltd., (Nasdaq: SVA). Mr. Fu received his Bachelor of Arts degree in History from Peking University in July 1988 and obtained his Master’s degree in History from Peking University in July 1991.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of federal securities laws, including statements regarding business plans, which involve risks and uncertainties that could cause the actual results to differ materially from the anticipated results and expectations expressed in these forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genetron Holdings Limited

By:	/s/ Sizhen Wang
Name: Sizhen Wang
Title: Chief Executive Officer

Date: June 30, 2021